September 9, 2024

Zane Rowe
Chief Financial Officer
Workday, Inc.
6110 Stoneridge Mall Road
Pleasanton, CA 94588

       Re: Workday, Inc.
           Form 10-K for the year ended January 31, 2024
           Response dated September 4, 2024
           File No. 001-35680
Dear Zane Rowe:

       We have reviewed your September 4, 2024 response to our comment letter and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

        After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 5, 2024 letter.

Form 10-K for the Year Ended January 31, 2024
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 37

1. Please address the following as it relates to your response and proposed revised disclosures to prior comment 2.
           We note you currently disclose that gross and net retention rates exceeded 95% and
           100%, respectively, for the periods presented in your recent Form 10-K and Form
           10-Q filings. To the extent you intend to provide similar disclosures in future filings, revise to ensure that the amounts provided appropriately reflect your current net retention rates.
           You state that net retention rate is calculated by taking the current period-end ARR of
           your customers that you    retained" year-over-year. Clarify whether
you calculate
           ARR using existing customers from the corresponding period and compare that to
           ARR for the current period from the same set of customers. If so, revise to clarify as
 September 9, 2024
Page 2

           such. To the extent you do not use the same customer base for each period in your calculation, explain further how this measure factors in customer churn.
             Tell us the amount of subscription contracts that are excluded from your calculation of ARR. To the extent material to total subscription contracts, revise to disclose the percentage of ARR that is excluded from such measure.

       Please contact Brittany Ebbertt at 202-551-3572 or Kathleen Collins at 202-551-3499 if
you have questions regarding comments on the financial statements and related matters.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Technology
cc:   David Bell